Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, NY 10036-2711	T. +1.212.262.6900 F. +1.212.977.1649 perkinscoie.com

November 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street NE

Washington, D.C. 20549

Attention:	Tayyaba Shafique
Michael Fay

Re:	Bluerock Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted August 29, 2025
CIK No. 0002081532

Ladies and Gentlemen:

On behalf of our client, Bluerock Acquisition Corp. , a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), contained in the Staff’s letter dated September 24, 2025 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement (“Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the Company’s responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 submitted August 29, 2025

Summary, page 1

1.	Please revise your summary to disclose, as you do in your risk factors, that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate with a potential target company.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 44.

United States Securities and Exchange Commission

November 6, 2025

Our Company, page 3

2.	We note your statement that your directors and officers, or their respective affiliates, “may in the future” become affiliated with other SPACs that may have acquisition objectives that are similar to yours. Please expand on this disclosure to more explicitly describe the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Please refer to Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and respectfully advises the Staff that the SPAC sponsor, its affiliates and its promoters do not have experience organizing special purpose acquisition companies that would require disclosure under Item 1603(a)(3) of Regulation S-K.

Our Sponsor, page 3

3.	We note your statements that, other than Mr. Kamfar, no other person has a direct or indirect material interest in your sponsor and that other than your management team, “none of the other members of your sponsor” will participate in your company’s activities. Please clarify if there are multiple members of your sponsor and, if so, why Mr. Kamfar is the only person with a material interest in your sponsor. Additionally, please disclose, as of the most recent practicable date, all persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 3 and 111.

Founder Shares, page 19

4.	We note your disclosure that up to 1,000,000 of the founder shares will be surrendered for no consideration “depending on the extent to which the underwriter’s overallotment option is not exercised.” Please provide more detail describing the circumstances under which founder shares will be surrendered, including how the amount will be determined if only a portion of the over-allotment option is exercised.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 20.

Risk Factors

Risks Relating to our Sponsor and Management Team

Members of our management team and affiliated companies may have been..., page 77

5.	We note that members of your management and affiliated companies “may have been” involved in civil disputes or governmental investigations unrelated to your business and such civil disputes or governmental investigations could be detrimental to your reputation, negatively affect your ability to identify and complete an initial business combination and may have an adverse effect on the price of your securities. Once all members of your management team are identified, please revise to disclose if you are aware of any such civil disputes or government investigations, to the extent material.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 79.

United States Securities and Exchange Commission

November 6, 2025

Risks Relating to our Securities

Our warrant agreement will designate the courts of the State of New York..., page 86

6.	Please expand your risk factor to note that the exclusive forum provisions in the warrant agreement may also increase a warrant holder’s cost to bring a claim.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 87.

Dilution, page 100

7.	Outside of your Dilution table, please describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of dilution should include the founder shares anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, private warrants, public warrants and potential conversion of any working capital loans. Please refer to Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 100.

* * *

United States Securities and Exchange Commission

November 6, 2025

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	R. Ramin Kamfar, Chief Executive Officer and Chairman

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